Exhibit 99.4

ANNEX C

SAMPLE OF PROXY TO EXERCISE DISCRETION

(To be printed out on the Company’s letterhead)

PROXY / POWER OF ATTORNEY

I, (Insert Full Name of Shareholder)                                         , shareholder of QIWI PLC, Registration Number 193010 (the “Company”), after having received due notice (the “Notice”) for the Extraordinary General Meeting of the shareholders of the Company, which is to be held on April 29, 2016, at 10 a.m. (Cyprus Time) at QIWI’s office, 12 Kennedy Av., Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus (the “EGM”) and whilst acknowledging the matters stated in and disclosed by the Notice, hereby appoint (Insert Full Name of Proxy)                                         (passport No.                                        , residing at                                         ) (the “Proxy”), as our proxy to vote (either on a show of hands or on a poll) in our name and on our behalf at the EGM at his own discretion as the Proxy may deem appropriate and to demand a poll if the Proxy deems it appropriate.

Signed on the day of , 2016.

Signature:

Name of Shareholder:

(To be stamped with Company’s seal)

ANNEX D

SAMPLE OF PROXY TO VOTE UNDER INSTRUCTIONS

(To be printed out on the Company’s letterhead)

PROXY / POWER OF ATTORNEY

I, (Insert Full Name of Shareholder)                                         , shareholder of QIWI PLC, Registration Number 193010 (the “Company”), after having received due notice (the “Notice”) for the Extraordinary General Meeting of the shareholders of the Company, which is to be held on April 29, 2016, at 10 a.m. (Cyprus Time) at QIWI’s office, 12 Kennedy Av., Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus (the “EGM”) and whilst acknowledging the matters stated in and disclosed by the Notice, hereby appoint Mr. Philios Yiangou (passport No.K00044597, issued by C.R.M.D. on September 15, 2011) (the “Proxy”), as our proxy to choose the chairman of the EGM, to request a poll and to vote in our name and on our behalf at the EGM.

This instrument empowers and shall be used by the Proxy to vote for the below listed resolution as stated below.

SPECIAL RESOLUTION TO BE TAKEN:

1.	THAT the amended and restated Articles of Association of the Company be and are hereby approved.

Voting Authority and Instruction:

(please mark as appropriate)

FOR	AGAINST	ABSTAINED

Signed on the day of , 2016.

Signature:

Name of Shareholder:

(To be stamped with Company’s seal)